EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$3,487	$3,738	$2,763	$3,533	$3,565
Add:
Fixed charges	226	229	216	212	196
Less:
Income from equity investees	(11)	(10)	(8)	(7)	(5)
Capitalized interest	(3)	(6)	(6)	(4)	(3)
Income as adjusted	$3,699	$3,951	$2,965	$3,734	$3,753
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$153	$149	$133	$130	$116
Rents of one-third representative of interest factor	70	74	77	78	77
Capitalized interest	3	6	6	4	3
Total fixed charges	$226	$229	$216	$212	$196
Ratio of earnings to fixed charges	16.4	17.3	13.7	17.6	19.1